Filed pursuant to Rule 425
                                             Filing company: Genesys S.A.
                                             Subject company: Vialog Corporation
                                             Commission File Number: 333-55392


                       GENESYS S.A. REGISTRATION STATEMENT
               FOR ACQUISITION OF VIALOG DECLARED EFFECTIVE BY SEC


MONTPELLIER, France (February 13, 2001) - Genesys S.A. today announced that the U.S. Securities and Exchange Commission has declared effective its registration statement on Form F-4 relating to its planned acquisition of Vialog Corporation (Amex : VX). Both Genesys and Vialog are active in the teleconferencing industry, and the merger will create the world's largest independent specialist provider of group communications services. Vialog shareholders will be asked to vote on the merger at a shareholders meeting that is scheduled for March 23, 2001.

Genesys shareholders will be asked to vote on the issuance of the new shares in the Vialog and Astound transactions during a shareholders meeting that is scheduled for March 23, 2001. Genesys expects to publish a preliminary information document (note d'operation preliminaire) in France relating to the shares to be issued in the Vialog merger as soon as it has received the approval
(visa) of the commission des operations de bourse. This preliminary information document will also cover new Genesys shares to be issued in connection with Genesys' acquisition of Astound Incorporated, a Canadian company that develops and markets software for real-time multimedia data collaboration, application sharing and personalized information delivery.

In the Vialog merger, Vialog shareholders will receive Genesys American Depositary Shares in exchange for their Vialog shares. Each Genesys ADS represents one half of one Genesys ordinary share. The exchange ratio will be determined based on the average closing price of Genesys ordinary shares on the Nouveau Marche of Euronext Paris during the period of ten trading days ending two days before the Vialog shareholders meeting. If the exchange ratio were calculated at February 8, 2001, the exchange ratio would be 0.5216 Genesys ADSs, representing 0.2608 Genesys shares, for each Vialog share.

In the merger, which must be approved by a two-thirds vote of Vialog shareholders, Vialog would become a wholly-owned subsidiary of Genesys. Following shareholder approval of the transaction, which is recommended by the board of Vialog, Genesys American Depositary Shares would be traded on the Nasdaq Stock Market under the ticker symbol : GNSY. The Genesys ordinary shares underlying the American Depositary Shares will be listed on the Nouveau Marche of Euronext Paris.

In the Vialog proxy statement to be distributed in connection with the special meeting, Genesys indicates that its vision is to secure a leading position in the worldwide conferencing market, and at the same time, to be strong in the technologies that will be the future of interactive group communications. The acquisition of Vialog will double the revenues of Genesys and will increase the number of Genesys customers from approximately 10,000 to approximately 16,000.

A French information document bearing the visa of the French commission des operations de bourse will be made available to Genesys shareholders in France upon request or at the headquarters of Genesys.

About Genesys S.A.

Genesys is one of the world's leading independent specialist providers of interactive group communications services and applications, based on 1999 revenues. Founded in 1986 to develop automated audio conferencing, video conferencing, data collaboration and Web-based services and applications. Genesys believes it has the broadest global presence among all full-service independent group communication specialists, providing service to more than 10,000 businesses in 14 countries in Europe, North America, Australia and Asia. Genesys global presence, comprehensive product offering and commitment to innovation have allowed it to attract the business of some of the world's largest users of group communication services.

Genesys recently announced revenues for the year 2000 of 92 million euros. Audited financial statements are not yet available for the year 2000. However, based on its unaudited management accounts, Genesys expects a strong increase in its gross margin for the year 2000 compared with the prior year. In addition, Genesys expects its EBITDA margin for the year 2000 to be approximately 13.0%. This level primarily reflects the consolidation of loss-generating companies acquired during 2000, an increase in internal costs related to acquisitions, the opening of new offices outside France and the reinforcement of Genesys' operations in preparation for expected growth in 2001.

Genesys is a French societe anonyme. Its shares are listed on the Nouveau Marche of Euronext Paris, and it had applied for quotation of its ADSs on the Nasdaq Stock Market under the symbol "GNSY".

About Vialog Corporation

Vialog Corporation is a leading independent provider of value-added conferencing services in the United States, including audio, video and Internet conferencing services. Vialog believes it is the largest company in North America focussed solely on conferencing services, with four operating centers, state-of-the-art digital conferencing technology, an Internet portal site (www.webconferencing.com) and an experienced national sales force. Vialog believes it differentiates itself from its competitors by providing innovative products, superior customer service and an extensive range of enhanced and customized conferencing solutions. It has built a large, stable customer base ranging from Fortune 500 companies to small institutions. Customers also include several major long distance telecommunications providers that have outsourced their conferencing services. During 1999, Vialog provided services to more than 6,000 customers representing over 32,000 accounts.

Since its founding in January 1, 1996, Vialog has grown substantially, primarily through acquisitions. On November 12, 1997, Vialog acquired six private conference service bureaus. On February 10, 1999, Vialog completed and initial public offering of its common stock and acquired three additional private conference service bureaus. Vialog is a Massachusetts corporation. Its shares are quoted on the American Stock Exchange under the symbol "VX".


CONTACTS
GENESYS
Marine Brun
Relations actionnaires et investisseurs
Tel : + 33 4 67 06 75 17
investor@genesys.com

Florence Catel
Relations presse france
Tel : + 33 4 67 06 27 49
florence.catel@genesys.com



US SEC Filings
Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com


Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Forward-Looking Statements
This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.